# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Euroholdings Ltd, CIK 0002032779
CUSIP: Y234DY109
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 4 Messogiou & Evropis Street, Maroussi, Greece (J3), 151 24
Date of event which requires filing of this statement: 06/23/2025
Filed by CIK 0001389310
Persons authorized to receive notices and communications: Stephania Karmiri, 4 Messogiou & Evropis Street, Maroussi, Greece (J3), 151 24, 30-211-180-4005

## Reporting persons
- Friends Investment Company Inc. (CIK 0001389310): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 151,582; shared voting power 0; sole dispositive power 151,582; shared dispositive power 0; aggregate amount beneficially owned 151,582 (5.38% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: Euroholdings Ltd
Address of issuer's principal executive offices: 4 Messogiou & Evropis Street, Maroussi, Greece (J3), 151 24
Comment: This Amendment No. 1 (the "Amendment No. 1") to the Schedule 13D amends the statement on Schedule 13D that was filed with the U.S. Securities and Exchange Commission (the "Original Schedule 13D"), by Friends Investment Company Inc. (the "Reporting Person") of Euroholdings Ltd (the "Issuer"). Except as supplemented and amended herein, Amendment No. 1 is unchanged. Reference should be made to the Original Schedule 13D for additional information.

## Item 4. Purpose of Transaction
Purpose of transaction: On June 23, 2025 (the "Closing Date") pursuant to the terms of that certain Share Purchase Agreement (the "Share Purchase Agreement" or "SPA"), by and among Containers Shareholders Trinity Ltd., Friends Investment Company Inc., Eurobulk Marine Holdings Inc. and Family United Navigation Co. (each, a "Seller" and collectively, the "Sellers") and Marla Investments Inc. (the "Purchaser"), the Reporting Person sold to the Purchaser 64,626 Common Shares of the Issuer (the "Closing").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Friends Investment Company may be deemed to be the beneficial owner of 151,582 Common Shares, constituting 5.38% of the Common Shares, based upon 2,816,615 Common Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Friends Investment Company has the sole power to vote or direct the vote of 151,582 Common Shares and the shared power to vote or direct the vote of 0 Common Shares. Friends Investment Company has the sole power to dispose or direct the disposition of 151,582 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of this Schedule 13D/A.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed herein, no transactions in the Common Shares were effected by the Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as set forth above, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

## Signatures
- Friends Investment Company Inc.: /s/ Aristides J. Pittas, Aristides J. Pittas (06/27/2025)